SEC File No. 82-34751

Elementis plc

Documents Furnished Under Cover of Letter Dated March 21, 2008

Number	Document Description	Document Number	Date of Document
1.	Regulatory News Service Notice	5480Q	March 20, 2008

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Subject News Alert: Elementis PLC - Annual Report and Accounts

This Email Alert service is brought to you by Elementis

RNS Number:5480Q
Elementis PLC
20 March 2008

Annual Report and Accounts 2007 and Notice of 2008 AGM

Copies of the above documents have been submitted to the UK Listing Authority, and will be available shortly for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
LONDON
E14 5HS

Tel: (0) 20 7066 1000.

Printed copies of the Annual Report and Accounts 2007 and Notice of Meeting, together with forms of proxy, will be posted to shareholders today. A PDF version of the Annual Report and Accounts 2007 and Notice of Meeting will also be made available shortly for viewing on the Company's website at: www.elementis.com.

Wai Wong
Company Secretary
020 7408 9303

20 March 2008

This information is provided by RNS
The company news service from the London Stock Exchange

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